

Pace Ralli · 1st

CEO/Founder of SW/TCH Maritime LLC

New York City Metropolitan Area · **500+ connections** ·

Contact info

 **SW/TCH Maritime LLC**

 **The Tuck School of Business at Dartmouth**

About

Career Objective: to create, launch and fund innovative business models that unlock the potential for energy projects of transformational scope. Focus is on being a catalyst to the accelerate the evolution of the energy economy and achieve global-scale emissions reduction in a capital efficient manner.

Experience



Co-Founder / CEO

SW/TCH Maritime LLC

Oct 2017 – Present · 3 yrs 7 mos

Brooklyn, New York

SW/TCH Maritime is building the first fleet of maritime vessels dedicated exclusively to decarbonization, including the first zero-emissions hydrogen fuel cell ferry in North America.

 **SW/TCH Maritime Funds the Constructi...**

 **New service to provide NYCs first electric fer...**



Co-Founder / Principal

MidOcean Wind LLC

Jul 2017 – Present · 3 yrs 10 mos

Wilton, Connecticut

MidOcean Wind is building the next generation of US maritime vessels that are needed to construct and support the offshore wind farms under development on the US East Coast.



Co-Founder / CEO

Clean Marine Energy, LLC

May 2012 – Present · 9 yrs

Brooklyn, NY

Clean Marine Energy is building clean fueling infrastructure for the maritime shipping industry, including investments in the first LNG, hydrogen, and charging terminals in the US.



SCIenergy, Inc.

1 yr 5 mos

Principal, Energy Efficiency Catalyst Fund

Mar 2012 – Jan 2013 · 11 mos

New York, NY

Raise and deploy capital into large energy efficiency projects in commercial buildings.

Manager, Corporate Development

Sep 2011 – Jul 2012 · 11 mos

San Francisco, CA

Corporate Strategy, Mergers & Acquisitions



Pacific Gas and Electric Company

2 yrs 1 mo

Manager, Natural Gas Transmission & Distribution

Jan 2011 – Sep 2011 · 9 mos

San Francisco, CA

Engineering management; launched and hired a new division of >300 employees

Associate, MBA Leadership Program

Sep 2009 – Jan 2011 · 1 yr 5 mos

San Francisco, CA

Integrated Demand Side Management, Energy Efficiency, Demand Response, Carbon Accounting

Show 3 more experiences ⌄

Education



The Tuck School of Business at Dartmouth
MBA
2007 – 2009
Activities and Societies: Dartmouth Energy Collaborative, co-founder



Middlebury College
BA, International Studies (discipline: economics)
1998 – 2002
Activities and Societies: Rugby Club



